Exhibit 99.1

Brookfield Infrastructure Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 14, 2023 – Brookfield Infrastructure Corporation (the “Corporation”) (TSX, NYSE: BIPC) today announced that all eight nominees proposed for election to the board of directors by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual meeting of shareholders held on June 14, 2023 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 331,842,864 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the eight directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	374,689,645	93.87%	24,483,888	6.13%
William Cox	398,505,743	99.83%	667,790	0.17%
Roslyn Kelly	398,872,089	99.92%	301,444	0.08%
John Mullen	394,866,507	98.92%	4,307,026	1.08%
Daniel Muñiz Quintanilla	396,233,443	99.26%	2,940,090	0.74%
Suzanne Nimocks	397,267,096	99.52%	1,906,437	0.48%
Anne Schaumburg	395,014,111	98.96%	4,159,422	1.04%
Rajeev Vasudeva	396,237,945	99.26%	2,935,588	0.74%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Corporation, a global alternative asset manager with over $825 billion of assets under management. For more information, go to www.brookfield.com.

Contact information

Media Simon Maine Managing Director, Corporate Communications Tel: +44 739 890-9278 Email: bam.enquiries@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com